FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of February 2014

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Issues 43rd, 44th and 45th Series of Unsecured Straight Bonds

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: February 19, 2014	By:	/s/ Eiji Miura
Eiji Miura
Senior Managing Director

Nomura Issues 43rd, 44th and 45th Series of Unsecured Straight Bonds

Tokyo, February 19, 2014—Nomura Holdings, Inc. today announced that it has determined the terms of its 43rd, 44th and 45th series of unsecured straight bonds in the total principal amount of 75 billion yen. The bonds will be issued to institutional investors in Japan. Terms of the issues are as outlined below.

43rd Series of Nomura Holdings, Inc. Unsecured Straight Bonds

1.	Amount of Issue	41.4 billion yen

2.	Denomination of each Bond	100 million yen

3.	Issue Price	100% of the principal amount

4.	Interest Rate	0.454% per annum

5.	Offering Period	February 19, 2014

6.	Payment Date	February 25, 2014

7.	Interest Payment Dates	February 25 and August 25 each year

8.	Maturity Date	February 25, 2019

9.	Redemption Price	100% of the principal amount

10.	Security or Guarantee	The Bonds are not secured by any pledge, mortgage or other charge on any assets or revenues of the Company or of others, nor are they guaranteed. There are no assets reserved as security for the Bonds.

11.	Place for Application	Head office and branch offices of Nomura Securities Co., Ltd.

12.	Book-entry Transfer Institution	Japan Securities Depository Center, Inc.

13.	Fiscal Agent	Sumitomo Mitsui Banking Corporation

14.	Rating	The Bonds have been given a rating of “A+” from Rating and Investment Information, Inc. and “AA-” from Japan Credit Rating Agency, Ltd.

The purpose of this press release is to make a general public announcement concerning the public offering for the 43rd, 44th and 45th series of unsecured straight bonds outside the United States. It has not been prepared for the purpose of an offer of, or solicitation of an offer to buy or subscribe for, securities of Nomura Holdings, Inc. The above-referenced securities will not be or have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements thereunder.

44th Series of Nomura Holdings, Inc. Unsecured Straight Bonds

1.	Amount of Issue	28.5 billion yen

2.	Denomination of each Bond	100 million yen

3.	Issue Price	100% of the principal amount

4.	Interest Rate	0.723% per annum

5.	Offering Period	February 19, 2014

6.	Payment Date	February 25, 2014

7.	Interest Payment Dates	February 25 and August 25 each year

8.	Maturity Date	February 25, 2021

9.	Redemption Price	100% of the principal amount

10.	Security or Guarantee	The Bonds are not secured by any pledge, mortgage or other charge on any assets or revenues of the Company or of others, nor are they guaranteed. There are no assets reserved as security for the Bonds.

11.	Place for Application	Head office and branch offices of Nomura Securities Co., Ltd.

12.	Book-entry Transfer Institution	Japan Securities Depository Center, Inc.

13.	Fiscal Agent	Sumitomo Mitsui Banking Corporation

14.	Rating	The Bonds have been given a rating of “A+” from Rating and Investment Information, Inc. and “AA-” from Japan Credit Rating Agency, Ltd.

The purpose of this press release is to make a general public announcement concerning the public offering for the 43rd, 44th and 45th series of unsecured straight bonds outside the United States. It has not been prepared for the purpose of an offer of, or solicitation of an offer to buy or subscribe for, securities of Nomura Holdings, Inc. The above-referenced securities will not be or have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements thereunder.

45th Series of Nomura Holdings, Inc. Unsecured Straight Bonds

1.	Amount of Issue	5.1 billion yen

2.	Denomination of each Bond	100 million yen

3.	Issue Price	100% of the principal amount

4.	Interest Rate	3 month JPY-LIBOR plus 0.26%

5.	Offering Period	February 19, 2014

6.	Payment Date	February 25, 2014

7.	Interest Payment Dates	February 25, May 25, August 25 and November 25 each year

8.	Maturity Date	February 25, 2021

9.	Redemption Price	100% of the principal amount

10.	Security or Guarantee	The Bonds are not secured by any pledge, mortgage or other charge on any assets or revenues of the Company or of others, nor are they guaranteed. There are no assets reserved as security for the Bonds.

11.	Place for Application	Head office and branch offices of Nomura Securities Co., Ltd.

12.	Book-entry Transfer Institution	Japan Securities Depository Center, Inc.

13.	Fiscal Agent	Sumitomo Mitsui Banking Corporation

14.	Rating	The Bonds have been given a rating of “A+” from Rating and Investment Information, Inc. and “AA-” from Japan Credit Rating Agency, Ltd.

ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc.	81-3-3278-0591
Keiko Sugai	Group Corporate Communications Dept.

Nomura

Nomura is an Asia-based financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Asset Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

The purpose of this press release is to make a general public announcement concerning the public offering for the 43rd, 44th and 45th series of unsecured straight bonds outside the United States. It has not been prepared for the purpose of an offer of, or solicitation of an offer to buy or subscribe for, securities of Nomura Holdings, Inc. The above-referenced securities will not be or have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements thereunder.